EXHIBIT 8.1

MFC BANCORP LTD.

LIST OF SIGNIFICANT SUBSIDIARIES AS AT DECEMBER 31, 2018

Subsidiaries	Country of Incorporation	Proportion of Interest(1)

MFC (A) Ltd.	Marshall Islands	100%
MFC (D) Ltd.	Marshall Islands	100%
Brock Metals s.r.o	Slovakia	100%
1178936 B.C. Ltd.	Canada	100%

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Notes:

(1)	Our proportional voting interests are identical to our proportional beneficial interests, except that (i) we hold a 99.72% proportional beneficial interest in each of MFC (A) Ltd. and MFC (D) Ltd.; and (ii) our holding company subsidiary that is the parent of Brock Metals s.r.o. granted rights in 2017 to an employee incentive corporation to acquire up to 10% of its share capital on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027 and, as at December 31, 2018, such rights had been exercised in respect of less than 0.5% of the ownership.